(m)(2)(i)

May 1, 2019

Voya Partners, Inc.

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, Arizona  85258

Re:                 Reduction in Fee Payable under the Voya Partners, Inc. Fourth Amended and Restated Distribution Plan

Ladies and Gentlemen:

Voya Investments Distributor, LLC (“VID”) hereby waives a portion of the distribution fee payable under the Fourth Amended and Restated Distribution Plan (the “Distribution Plan”) to VID for VY® Invesco Equity and Income Portfolio (the “Portfolio”), a series of Voya Partners, Inc., in an amount equal to 0.02% per annum on the average daily net assets attributable to Service 2 Class Shares of the Portfolio, as if the distribution fee specified in the Distribution Plan were 0.13%.

By this letter, we agree to waive this amount for the period from May 1, 2019 through May 1, 2020.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Directors of Voya Partners, Inc.

REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Sincerely,

		By:	/s/ Andy Schlueter
Andy Schlueter
Vice President
Voya Investments Distributor, LLC

Agreed and Accepted:
Voya Partners, Inc.

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President